Dated February 2, 2012	Filed Pursuant to Rule 433 Registration No. 333-166404 Issuer Free Writing Prospectus (Relating to the Preliminary Prospectus Supplement dated January 31, 2012 and the Prospectus dated May 11, 2010)

MannKind Corporation

31,250,000 Units, Each Consisting of

One Share of Common Stock and

A Warrant to Purchase 0.6 of a Share of Common Stock

The information in this free writing prospectus supplements MannKind Corporation’s preliminary prospectus supplement, dated January 31, 2012 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “we,” “us,” and “our” in this free writing prospectus mean MannKind Corporation.

Issuer:	MannKind Corporation (Nasdaq: MNKD)

Securities offered:	31,250,000 units, with each unit consisting of one share of common stock and a warrant to purchaser 0.6 shares of common stock. The warrants will be exercisable at $2.40 per share and will expire 4 years from the date of issuance. The shares of common stock and warrants are immediately separable and will be issued separately.

Gross proceeds:	Approximately $75.0 million (representing an increase from the $50.0 million set forth in the Preliminary Prospectus Supplement)

Over-allotment option:	4,687,500 shares of common stock and/or warrants to purchase 2,812,500 shares of common stock

Public offering price:	$2.40 ($2.39 per share of common stock and $0.01 per warrant to purchase 0.6 of a share of common stock)

Nasdaq closing price on February 2, 2012:	$2.47

Pricing date:	February 2, 2012

Settlement date:	On or about February 8, 2012

Joint Book-Running Managers:	Jefferies & Company, Inc., Piper Jaffray & Co. and Cowen and Company, LLC

Co-Manager:	JMP Securities LLC

Shares of common stock outstanding immediately following this offering:

162,587,279 shares of common stock, or 181,337,279 shares if the warrants offered in this offering are issued and exercised in full, based upon 131,337,279 shares of our common stock outstanding as of September 30, 2011 and excluding, as of that date:

•        9,937,284 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $5.73 per share;

•        4,132,083 shares of common stock issuable upon the settlement of outstanding restricted stock units;

•        14,708,590 shares of common stock issuable upon the conversion of our outstanding 5.75% senior convertible notes due 2015 at a conversion price of approximately $6.80 per share and up to 2,041,820 shares issuable as make-whole premiums if the notes are converted in connection with certain fundamental changes;

•        5,117,523 shares of common stock issuable upon the conversion of our outstanding 3.75% senior convertible notes due 2013 at a conversion price of approximately $22.47 per share and up to 1,484,064 shares issuable as make-whole premiums if the notes are converted in connection with certain fundamental changes; and

•       8,497,236 shares of common stock available for future grant under our 2004 equity incentive plan, 2004 non-employee directors’ stock option plan and 2004 employee stock purchase plan.

The number of shares of common stock to be outstanding immediately after this offering also does not give effect to the shares and/or warrants issuable pursuant to the underwriters’ over-allotment option or the 31,250,000 restricted shares we may issue to The Mann Group LLC pursuant to the concurrent private placement described below.

Concurrent private placement of common stock to The Mann Group, LLC:

Concurrently with this offering of shares of common stock and warrants, we are entering into an agreement to issue and sell to The Mann Group LLC, an entity controlled by our chief executive officer and principal stockholder, Alfred E. Mann, 31,250,000 restricted shares of our common stock, subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR) and receipt of stockholder approval to increase the number of MannKind’s authorized shares, as necessary. The price of the shares to be sold to The Mann Group will be $2.47 per share (the consolidated closing bid price for our common stock as reported by The NASDAQ Global Market on February 2, 2012), which will be paid by cancellation of principal indebtedness under our existing revolving loan arrangement with The Mann Group following receipt of applicable HSR clearance and stockholder approval, as necessary.

The delivery of the shares of common stock and warrants in this offering is not contingent upon the completion of the concurrent private placement, and the concurrent private placement is not contingent upon the completion of this offering.

Concurrent private offering of convertible notes:	We are not pursuing the concurrent convertible note transaction previously described in the Preliminary Prospectus Supplement at this time.

We have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and the other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/899460/000119312512032374/d284183d424b5.htm

Alternatively, we, the underwriters or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it from Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022, or by telephone at 877-547-6340, or by email at Prospectus_Department@Jefferies.com, or from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com, or from Cowen and Company, LLC (c/o Broadridge Financial Services), 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, or via telephone at 631-274-2806, or via facsimile at 631-254-7140.